CORPORATE OFFICE	6950 South Potomac Street, Suite 300	Centennial, CO 80112

April 4, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office and Energy and Transportation

Washington, D.C. 20549

Attn:	George K. Schuler
Ethan Horowitz

Re:	Westwater Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 11, 2022
File No. 001-33404

Dear Messrs. Schuler and Horowitz

This letter is in response to your letter dated March 22, 2022 providing comments on Westwater Resources, Inc.’s (“Westwater”) Form 10-K for the Fiscal Year Ended December 31, 2021 dated February 11, 2022 (the “Form 10-K”). For your convenience, your comments have been reproduced in their entirety below, followed by Westwater’s responses.

Item 1. Description of Business

Key Business and Corporate Developments in 2021

Definitive Feasibility Study on the Coosa Plant, page 9

1.	We note your statements concerning a Definitive Feasibility Study (DFS) in this section and elsewhere in your filing. Terms such as full, final, comprehensive, bankable or definitive feasibility study may be regarded as equivalent to a feasibility study as defined per Item 1300 of Regulation S-K. Unless your DFS is fully compliant with the definition per Item 1300 of Regulation S-K, please rename or remove reference to this study throughout your filing and remove all economic metrics associated with the DFS. See Item 1300 and 1302(e) of Regulation S-K.

Westwater’s Response:

Westwater holds mineral rights at the Coosa graphite deposit and is currently conducting an exploration program on the deposit. At such time that Westwater determines that its mining operations are material, Westwater will comply with Item 1300 of Regulation S-K.

CORPORATE OFFICE	6950 South Potomac Street, Suite 300	Centennial, CO 80112

Separate from the Coosa graphite deposit, and located approximately 30 miles away, Westwater has begun construction of its Kellyton graphite processing facility. (In the 10-K, the facility was referred to as the Coosa Plant, but subsequently Westwater decided to use Kellyton graphite processing facility to avoid any potential confusion between that facility and the Coosa graphite deposit.) The definitive feasibility study (DFS) referenced in Item 1 of the Form 10-K and elsewhere in the filing relates to the development of the Coosa Plant now the Kellyton graphite processing facility. The DFS does not consider any production from Westwater’s Coosa graphite deposit. The DFS anticipates that the Kellyton graphite processing facility will produce battery-grade graphite products sourced from purchased feedstock from third-party suppliers. The DFS was completed to assist management in determining whether to proceed with the development of the Kellyton graphite processing facility but did not consider any future production from the Coosa graphite deposit, nor was it used to make any determination if extraction of graphite from the Coosa graphite deposit is economically feasible. Upon completing the exploration program at the Coosa graphite deposit, Westwater intends to complete a comprehensive technical and economic study in compliance with Item 1300 of Regulation S-K and will comply with all required disclosures upon the completion of such study and the determination that the Coosa graphite deposit is a material mining operation.

While used to evaluate the Kellyton graphite processing facility as a standalone battery-grade processing facility, the DFS was completed to a level of accuracy of -10% to +15%. Westwater disclosed this level of accuracy in Exhibit 99.1 to its Form 8-K filed on October 12, 2021.

Item 2. Properties

Coosa Deposit, page 29

2.	Please locate the Coosa Deposit within one-mile using as easily recognizable coordinate system as required by Item 1304(b)(1)(i) of Regulation S-K.

Westwater’s Response

Westwater considered Item 1304(c) of Regulation S-K and determined that the Coosa graphite deposit is an exploration stage project. Westwater’s primary business activities are related to the development of the Kellyton graphite processing facility, a battery-grade graphite processing plant that is approximately 30 miles away from the Coosa graphite deposit. The location of the Coosa graphite deposit is noted on both maps provided in Item 2 – Properties of the Form 10-K. However, Westwater did not include easily recognizable coordinates for the Coosa graphite deposit in the Form 10-K for December 31, 2021.

Westwater will disclose the additional location information for the Coosa graphite deposit, i.e., within one mile using an easily recognizable coordinate system, in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022.

CORPORATE OFFICE	6950 South Potomac Street, Suite 300	Centennial, CO 80112

If you have any questions or additional comments with respect to this response, please contact the undersigned by phone at (303) 531-0475 or by email at scates@westwaterresources.net.

Very truly yours,

/s/ Steve Cates

Steve Cates

Chief Accounting Officer and Controller

cc: Jeffrey L. Vigil, Vice President, Chief Financial Officer

John W. Lawrence, General Counsel and Secretary